



Hassle Free Group Gifting

Purchasing Gifts as a Group is painful !

1 Sending numerous reminders

2 Collecting cash, carrying change

3 Not sure what to purchase

And we know that because we tried ourselves and interviewed dozens of parents



GiftCrowd
Buying gifts together





The average American family participates in 10 group gifts a year, gifting:



- ✓ Teachers
- ✓ Coaches
- ✓ Kids Friends
- ✓ Work Colleagues
- ✓ Friends



GiftCrowd
Buying gifts together

Market Opportunity



Annual US Gifting Market (billion US$)

$160 B
Annual gifting market in the US at 8% CAGR

$9 B
Annual group gifting market in the US

GiftCrowd
Buying gifts together

Sources: https://www2.census.gov/programs-surveys/demo/tables/families/2018/cps-2018/tabf1-all.xls ,
https://www.statista.com/statistics/671202/us-gift-card-sales/ and GiftCrowd data

GiftCrowd makes group gifting easy







1. Anyone can start a gift and invite others to join

2. Gift Participants use credit/debit cards to add their contribution and can include a personal greeting

3. The gift recipient chooses how to use the collected amount by redeeming it into more than 100 types of gift cards

Social Gifting

GiftCrowd provides a social gifting experience, bringing together individuals and letting them gift and greet as a group while maintaining the psychological experience & emotional aspects of gifting



GiftCrowd
Buying gifts together

Business Model

GiftCrowd has 3 revenue streams that will reach together 12-15% gross margins:

1. Whenever GiftCrowd gift recipients redeem their gift balance into gift cards, GiftCrowd earns 5-8% commission from the respective vendor

2. GiftCrowd gets 4-10% affiliate commission from its vendor partners

3. GiftCrowd will allow gift participants to print their personal greeting professionally in Walgreens, granting GiftCrowd a commission for every print

GiftCrowd
Buying gifts together

Initial Focus: Teacher Gifting

- $5+ billion market annually (56 million students in 90K schools)

- Selling through the Parent Association (PTA/PTO) minimizes Customer Acquisition Cost (less than $1 per user)

- Parents are the most significant target audience of GiftCrowd's and convert to other use cases

Unfair advantages:

- GiftCrowd developed a Proprietary patent-pending teacher gifting solution

- Strategic partnership with MemberHub, a vendor of Parent Associations portal

GiftCrowd
Buying gifts together

Teacher Gifting With GiftCrowd

My School Gifting Page

To join a gift, please click the Join button next to the teacher/staff member name.
Gift recipients will be able to see the list of participants who joined their gift but not the individual contribution of every participant.

Principal	Ms. Wentz	Join
Assistant Principal	Ms. Foles	Join
School Secretary	Ms. Ajayi	Join
Data Manager	Ms. Long	Join
Receptionist	Ms. Ertz	Join
Guidance Counselor	Mr. Sudfeld	Join
School Psychologist	Mr. Jones	Join
School nurse	Ms. Blount	Join
Pre-K	Ms. Jeffery	Join
Pre-K	Ms. Cox	Join
Pre-K assistant	Ms. Jenkins	Join
Pre-K assistant	Ms. Elliott	Join
Pre-K assistant	Ms. Sproles	Join
Kindergarten	Ms. Clement	Join
Kindergarten	Ms. Agholor	Join
Kindergarten	Ms. Johnson	Join

- The parent association uses a simple self-service form to enter the teachers and other staff members list – a gifts page is created

- Parents can join gifts by clicking the Join button next to the teacher's name

- The parent association can easily reuse the list for other gifting events. They can easily make changes to keep the list up-to-date

- The parent association has visibility into the gifts

GiftCrowd Buying gifts together

Competition

			
Cost to use	Free-of-charge	Fee	Fee
Unique teacher gifting solution?	Yes	No	No
Who chooses the gift?	Recipient	Gift originator / Recipient	Gift originator

GiftCrowd
Buying gifts together



Why GiftCrowd?

✓ GiftCrowd is early to market

✓ GiftCrowd is the most convenient way to gift as a group and provides a superior user experience compared to its competitors

✓ Proven virality both organic (gift invitees sign up and create their own gifts) and via word-of-mouth (users tell their friends who become users and create gifts)

✓ Strategic partnership with MemberHub to accelerate penetration into schools

✓ First of its kind Patent pending solution for teacher gifting

✓ $500K revenue to date, 6500+ gifts, 8000+ users

The Team



ESHED DONI
Founder & CEO

Founder of App2Go (acquired by Mailbit) and SendM. Took over 20 products from ideation to commercial deployment



NIR KATUNI
Head of Engineering and co-founder

An expert in the development of mission critical high throughput systems specializing in payment processing and fraud detection



OFER SHAPIRO
Investor & Advisor

A named inventor of 80 patents, a World Economic Forum Technology Pioneer, a Wall Street Journal Innovation award winner. The ex-CEO and co-Founder of Vidyo



URI ZILBERMAN
Investor & Advisor

An expert in web, e-commerce and internet solutions, ex-president of RAD Data Communication which is a corner stone of the $3 billion RAD Group

GiftCrowd
Buying gifts together

Use of Funds



FOR MORE INFORMATION



 **eshed@giftcrowd.com**